May 14, 2025

Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
388 Greenwich Street, 6th Floor
New York, New York 10013

       Re: Citigroup Commercial Mortgage Securities Inc.
           Registration Statement on Form SF-3
           Filed April 17, 2025
           File No. 333-286596
Dear Richard Simpson:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
2. We note your disclosure throughout the prospectus that the mortgage pool may contain delinquent mortgage loans. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.
 May 14, 2025
Page 2
Form of Prospectus
Summary of Terms
Distributions, page 39

3. We note your disclosure of various types of shortfalls in available funds which will reduce distributions to the classes of certificates or trust components with the lowest payment priorities under "E. Shortfalls in Available Funds" on page 43. This includes shortfalls resulting "from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement and the parties to any outside servicing agreement." Please revise to clarify that such shortfalls will not include any expenses or cost incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.
Transaction Parties
The Asset Representations Reviewer, page 261

4.     We note your cross-reference to the section titled "   Certain
Affiliations,
       Relationships and Related Transactions Involving Transaction Parties" for a
       description of "any material affiliations, relationships and related transactions between the Asset Representations Reviewer and the other transaction parties." Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of Regulation
       AB.
The Pooling and Service Agreement
The Asset Representations Reviewer, page 399

5.     The form of prospectus defines an    Asset Review Quorum    on page 400
to mean    in
       connection with any solicitation of votes to authorize an Asset Review as described above, the holders of Certificates evidencing at least 5.0% of the aggregate Voting
       Rights.    Please revise your disclosure regarding the 5% threshold of investors
       required to initiate an asset review vote to clarify that certificates held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section
       V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the    Regulation AB II
Adopting
       Release   ) (stating that the maximum percentage of investors' interest in the pool
       required to initiate the vote may not be greater than 5% of the total
investors    interest
       in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).
 May 14, 2025
Page 3
Dispute Resolution Provisions, page 407

6. We note your disclosure under "Mediation and Arbitration Provisions" on page 409
       that any    out-of-pocket expenses required to be borne by or allocated to the Enforcing
       Servicer in a mediation or arbitration will be reimbursable as trust fund expenses.
       Please tell us how this disclosure complies with General Instruction I.B.1(c)(B) of
       Form SF-3 which requires certain provisions for how expenses should be allocated or revise.
Part II - Information Not Required in Prospectus
Item 14. Exhibits., page II-4

7.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donial Dastgir at 202-551-3039 or Arthur Sandel at 202-551-3262
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance